Exhibit (a)(1)(iv)

SECOND SUPPLEMENT

Dated May 6, 2009 to

OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT

Sunstone Hotel Partnership, LLC

Offer to Purchase for Cash

Any and All Outstanding

4.60% Exchangeable Senior Notes due 2027

(CUSIP No. 86801FAA4)

and

Solicitation of Consents for

Amendment to the Related Indenture

THE TENDER OFFER AND CONSENT SOLICITATION (EACH AS DEFINED BELOW) WILL

EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 19, 2009, UNLESS EXTENDED

(SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”).

On April 17, 2009, Sunstone Hotel Partnership, LLC (the “Operating Partnership,” “we” or “us”), a wholly owned subsidiary of Sunstone Hotel Investors, Inc. (“Sunstone”), commenced its offer to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement (as it was supplemented on April 22, 2009, the “Original Offer to Purchase”) and in the related Letter of Transmittal and Consent (the “Letter of Transmittal” and together with the Original Offer to Purchase, the “Offer Documents”), any and all of its outstanding 4.60% Exchangeable Senior Notes due 2027 (the “Notes”).

The Operating Partnership, by this Supplement to the Original Offer to Purchase (this “Supplement”, together with the Original Offer to Purchase, the “Offer to Purchase”), amends and supplements the Original Offer to Purchase. The Offer to Purchase, together with the Letter of Transmittal, as amended and supplemented, each as may be further amended or supplemented from time to time, constitutes the “Offer”. Each of the capitalized terms used in this Supplement and not defined herein has the meaning set forth in the Original Offer to Purchase.

The Operating Partnership has amended the Offer by increasing the purchase price for Notes validly tendered and not validly withdrawn pursuant to the Offer to an amount in cash equal to $700 per $1,000 principal amount (from $600 per $1,000 principal amount), which includes a consent fee that has been increased to $15 per $1,000 principal amount (from $5 per $1,000 principal amount) (as amended, the “Total Tender Consideration”). The Operating Partnership has also increased the consent fee to be paid to each holder of Notes that validly delivers and does not validly revoke Consents with respect to its Notes but that does not tender such Notes pursuant to the Tender Offer to $15 per $1,000 principal amount of the Notes as to which such Consents Only Holder has validly delivered and not validly revoked a Consent (from $5 per $1,000 principal amount) (as amended, the “Consents Only Consideration”). In addition, the Operating Partnership has revised the terms of the Proposed Amendment to the Indenture under which the Notes were issued. Each of these changes is described in more detail herein. Finally, in connection with the amendments to the terms of the Offer, the Operating Partnership has extended the Expiration Time to 12:00 midnight, New York City time, on May 19, 2009, unless further extended by the Operating Partnership (previously, the expiration time was 12:00 midnight, New York City time, on May 14, 2009). As of May 5, 2009, $19 million in aggregate principal amount of Notes has been tendered in the Tender Offer and no separate Consents have been delivered without tender of the related Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in the Offer Documents or any related documents. Any representation to the contrary is a criminal offense.

DESCRIPTION OF THE AMENDMENTS

Increase in Total Tender Consideration and Consents Only Consideration

All references in the Original Offer to Purchase and in the related tender offer documents to the Total Tender Consideration now mean an amount in cash equal to $700 per $1,000 principal amount of the Notes validly tendered and not validly withdrawn (which includes a consent fee of $15 per $1,000 principal amount of the Notes). In addition, holders whose Notes are purchased in the Offer will receive accrued and unpaid interest to, but excluding, the date on which payment for purchased Notes is made.

All references in the Original Offer to Purchase and in the related tender offer documents to the Consents Only Consideration now mean an amount in cash equal to $15 per $1,000 principal amount of the Notes payable to each holder of Notes that validly delivers and does not validly revoke Consents with respect to its Notes but that does not tender such Notes pursuant to the Tender Offer.

Extension of Expiration Time

All references in the Original Offer to Purchase to the Expiration Time now mean 12:00 midnight, New York City time, on May 19, 2009, unless further extended by the Operating Partnership. The Operating Partnership reserves the right to extend the Offer on a daily basis or for such period or periods as it may determine in its sole discretion from time to time by giving written or oral notice to the depositary and by making a public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Time. During any extension of the Offer (including the extension described in this Supplement), Notes previously validly tendered and not validly withdrawn and all Consents previously validly delivered and not validly revoked pursuant to the Offer will remain subject to the Offer and may, subject to the terms and conditions of the Offer, be accepted for purchase or payment by the Operating Partnership, subject to withdrawal rights and revocation rights of holders of Notes.

Proposed Amendment

The Operating Partnership has revised the terms of the Proposed Amendment to the Indenture under which the Notes were issued. For more complete information regarding the effects of the Proposed Amendment, reference is made to the Indenture and the form of supplemental indenture relating to the Proposed Amendment, which are incorporated herein by reference and copies of which have been filed with the Commission as exhibits to the Schedule TO of which this Supplement forms a part. Capitalized terms used but not defined in the following summary have the meanings assigned to them in the Indenture.

Prior to the revision described herein, the Proposed Amendment sought to amend the Events of Default section of the Indenture so that an acceleration of indebtedness of any subsidiary of Sunstone or the Operating Partnership, other than a Subsidiary Guarantor, would not under any circumstances constitute an Event of Default with respect to the Notes.

As revised, the Proposed Amendment will provide that an acceleration of indebtedness of any subsidiary of Sunstone or the Operating Partnership, other than a Subsidiary Guarantor, may lead to an event of default with respect to the Notes if such indebtedness is not discharged, or the acceleration rescinded, within a 30-day cure period, but only if the indebtedness accelerated has an aggregate principal amount in excess of $300 million. Under the terms of the Indenture in its current form, an acceleration of indebtedness of any subsidiary in excess of $25 million may lead to an event of default with respect to the Notes if such indebtedness is not discharged, or the acceleration rescinded, within a 30-day cure period. Under the Proposed Amendment, an acceleration of indebtedness of any of Sunstone, the Operating Partnership or any Subsidiary Guarantor may lead to an event of default with respect to the Notes if such indebtedness is not discharged, or the acceleration rescinded, within a 30-day cure period, so long as the indebtedness accelerated has an aggregate principal amount in excess of $25 million. Sunstone and the Operating Partnership believe that the cross-acceleration terms currently contained in the Indenture are potentially detrimental to the holders of the Notes. The cross-acceleration terms limit the time during which the Operating Partnership may negotiate with the lenders of its subsidiary debt, which may lead to less favorable negotiations. For example, the Operating Partnership may be compelled to commit its funds to subsidize debt service for a subsidiary or to prepay any non-performing subsidiary indebtedness within the allotted 30-day cure period to avoid triggering a cross-acceleration of the Notes. Any such debt service subsidies or prepayments may diminish the credit of the Operating Partnership and may undermine its ability to repay the Notes at maturity. The Operating Partnership believes that, if effected, the Proposed Amendment will be beneficial to the holders of the Notes, as the Proposed Amendment will improve the Operating Partnership’s ability to cure subsidiary loan defaults by negotiating interest deferrals or, if the collateral supporting a non-performing loan is impaired to a value below the principal value of the loan, to negotiate a transfer of the collateral to the subsidiary’s lender in satisfaction of the debt. The Operating Partnership believes that such measures would be more beneficial to the holders of the Notes than the current terms of the Indenture which may require the Operating Partnership to deploy cash to either subsidize or prepay non-performing loans.

Pursuant to the terms of the Indenture, the Proposed Amendment requires the Requisite Consents, which is the consent of the holders of a majority in aggregate principal amount of Notes then outstanding under the Indenture (excluding any Notes held by the Operating Partnership, Sunstone, the Subsidiary Guarantors and our affiliates). As of the date of this Supplement, the aggregate outstanding principal amount of the Notes is $186,012,000 and no Notes are owned by the Operating Partnership, Sunstone or any of their subsidiaries or affiliates. If the Requisite Consents are received and the Proposed Amendment becomes effective with respect to the Indenture, the Proposed Amendment will be binding on all non-tendering and all consenting and non-consenting holders.

The Supplemental Indenture will amend section 501(5) of the Indenture as follows (text to be deleted is stricken and text to be inserted is underlined):

a default under any bond, debenture, note or other evidence of indebtedness of the Issuer, the Parent Guarantor and/or Subsidiary of the Parent Guarantor (including a default with respect to the Securities of any series other than that series) under which there may be issued or by which there may be secured or evidenced any indebtedness ~~of~~for borrowed money by the Issuer, the Parent Guarantor, and/or any Subsidiary of the Parent Guarantor (the repayment of which the Issuer, the Parent Guarantor or any Subsidiary of the Parent Guarantor have guaranteed or for which the Issuer, the Parent Guarantor or any Subsidiary of the Parent Guarantor are directly responsible or liable as obligor or guarantor), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness in an aggregate principal amount exceeding ~~$25,000,000~~the Applicable Amount (as defined below) becoming or ~~beingdeclared~~being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given, by registered or certified mail, to the Parent Guarantor and the Issuer by the Trustee or to the Parent Guarantor, the Issuer and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default and requiring the Issuer, the Parent Guarantor or such Subsidiary of the Parent Guarantor, as the case may be, to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a Notice of Default” hereunder (as used herein, the “Applicable Amount” shall mean (a) in the case of the Issuer, the Parent Guarantor or any Subsidiary Guarantor, $25,000,000 and (b) in the case of any Subsidiary of the Parent Guarantor other than a Subsidiary Guarantor, $300,000,000); or

Additional Considerations Concerning the Offer

Certain U.S. Federal Tax Considerations. U.S. Holders that are Consents Only Holders will be treated as disposing of their Notes in a taxable exchange and will recognize gain or loss in an amount equal to the difference, if any, between their adjusted tax basis in the Notes before the taxable exchange and the “issue price” of the Notes (which will likely significantly exceed the fair market value of the Notes) deemed to be received in the exchange. In addition, we believe that all holders that receive the consent fee should recognize ordinary income in an amount equal to such fee.

Because the receipt of the consent fee will result in a taxable exchange of the Notes for U.S. Federal income tax purposes for Consents Only Holders and we believe that the Proposed Amendment should not result in a taxable exchange for holders that do not receive the consent fee, Consents Only Holders should not have any original issue discount on their Notes after the deemed exchange, whereas the original issue discount on Notes held by holders that do not receive the consent fee should remain the same. We therefore intend to treat the Notes as no longer being fungible for U.S. Federal income tax purposes and will issue a new CUSIP number with respect to Notes held by Consents Only Holders. See “Material U.S. Federal Income Tax Consequences—U.S. Holders—Effects of Significant Modification” as amended by this Supplement below for a more detailed discussion. The issuance of a new CUSIP number with respect to Notes held by Consents Only Holders could significantly further diminish any trading market for those Notes or for the Notes held by those who do not tender or deliver Consents. See “Limited Trading Market for Notes Not Purchased in the Offer.”

In addition, because it is unclear under U.S. Federal income tax law whether the payment of the consent fee constitutes interest or some other type of income that would be subject to withholding, U.S. Federal income tax at a rate of 30% will be withheld from the consent fee paid to a tendering or non-tendering Non-U.S. Holder, unless (i) the Non-U.S. Holder is engaged in the conduct of a trade or business in the United States to which the receipt of a consent fee is effectively connected and provides a properly executed IRS Form W-8ECI (or other applicable form) or (ii) a U.S. tax treaty either eliminates or reduces such withholding tax with respect to a consent fee paid to the Non-U.S. Holder and the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or other applicable form) claiming exemption or reduction under an applicable treaty.

AMENDMENTS TO THE OFFER DOCUMENTS

In addition to the amendments to the Offer described above, the Original Offer to Purchase and Letter of Transmittal are expressly amended as follows.

1. Introduction.

The section of the Original Offer to Purchase entitled “Important Information” is amended and supplemented by adding as a new eleventh paragraph thereof the following:

“In connection with the delivery of a Consent without tendering Notes, by delivering a Consent using DTC’s ATOP system, the beneficial owner and registered holder will be deemed to have deposited such Notes with the depositary until the earlier of (i) the date on which a Consents Only Payment, if any, is made with respect to such Notes, (ii) the beneficial owner and registered holder validly revokes its Consents with respect to such Notes and (iii) the Operating Partnership terminates the Consent Solicitation. In connection with any transfer of Notes with respect to which a Consent has been delivered (without a tender of the related Notes), the holder with respect to such Notes must first validly revoke the Consents delivered with respect to such Notes in accordance with the procedures set forth herein. See “The Offer—Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights.” Any Notes deemed to be deposited with the depository will continue to accrue interest during the period such Notes are deposited with the depositary, with such interest to be paid on the next regularly scheduled interest payment date to the holder of record for purposes of the Indenture. No interest will accrue on or be payable with respect to any Consents Only Payment.”

2. Other Plans.

The section of the Original Offer to Purchase entitled “Purpose of the Offer; Other Plans—Other Plans” is amended and supplemented by adding as new final paragraphs thereof the following:

“On April 28, 2009, as part of certain changes to our corporate organizational structure, which resulted in a reduction of approximately 40% of its workforce, Sunstone terminated Christopher M. Lal, Senior Vice President, General Counsel and Secretary.

“Management of the Operating Partnership believes that, since the commencement of the Offer, the conditions in the capital and financial markets have changed significantly compared to the conditions in the market over the last nine to twelve months such that, among other things, an increase in the Total Tender Consideration was warranted. In addition, recently a number of Sunstone’s competitors as well as other real estate investment trusts, or REITS, have successfully accessed the capital markets, which had otherwise been virtually shut down over that nine- to twelve-month period. In light of the improvement in market conditions, Sunstone and the Operating Partnership are considering various alternatives with respect to raising additional capital, which could include potential securities offerings. There can be no assurances that Sunstone or the Operating Partnership will complete any securities offerings or on what terms any such securities offerings may be completed.”

3. Procedures for Tendering Notes and Delivering Consents—Consent Only Holders.

The section of the Original Offer to Purchase entitled “The Offer—Procedures for Tendering Notes and Delivering Consents—Consent Only Holders” is amended and supplemented by adding as a new second paragraph thereof the following:

“In connection with the delivery of a Consent without tendering Notes, by delivering a Consent using DTC’s ATOP system, the beneficial owner and registered holder will be deemed to have deposited such Notes with the depositary until the earlier of (i) the date on which a Consents Only Payment, if any, is made with respect to such Notes, (ii) the beneficial owner and registered holder validly revokes its Consents with respect to such Notes and (iii) the Operating Partnership terminates the Consent Solicitation. In connection with any transfer of Notes with respect to which a Consent has been delivered (without a tender of the related Notes), the holder with respect to such Notes must first validly revoke the Consents delivered with respect to such Notes in accordance with the procedures set forth herein. See “Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights.” Any Notes deemed to be deposited with the depository will continue to accrue interest during the period such Notes are deposited with the depositary, with such interest to be paid on the next regularly scheduled interest payment date to the holder of record for purposes of the Indenture. No interest will accrue on or be payable with respect to any Consents Only Payment.”

4. Market Price Information.

The section of the Original Offer to Purchase entitled “Market Price Information” is amended and supplemented as follows:

(a)	The last row of the table on page 23 is replaced with the following:

“Second Quarter through May 5 ....................… 6.60 2.50”

(b)	The first sentence of the last paragraph is amended and restated as follows:

“On May 5, 2009, the last reported sale price of shares of Sunstone’s common stock on the New York Stock Exchange was $6.60 per share.”

5. Material U.S. Federal Income Tax Consequences

(a) The section of the Original Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences—U.S. Holders—Receipt of Consent Fee” is amended and supplemented by replacing such section in its entirety with the following:

“Receipt of Consent Fee. Although not free from doubt, we believe, and will report, that the receipt of the consent fee by a U.S. Holder that is either a Tendering Holder or a Consents Only Holder should give rise to ordinary income to the recipient. It is possible, however, that a consent fee received by a U.S. Holder that is either a Tendering Holder or a Consents Only Holder may be treated as part of the consideration received in the exchange or Deemed Exchange, as the case may be, for the U.S. Holder’s Note. U.S. Holders are encouraged to consult their tax advisors regarding the U.S. Federal income tax treatment of the consent fee.

“The payment of the consent fee to U.S. Holders that are Consents Only Holders will be treated as a significant modification and thus will result in a Deemed Exchange for such holders if the overall yield of the New Notes varies from the annual yield of the corresponding Old Notes by the greater of (i) five percent of the annual yield of the Old Notes or (ii) twenty five basis points. For this purpose, the regulations require that the yield of each of the New Notes be computed using the adjusted issue price of the corresponding Old Notes, increased by the amount of any accrued but unpaid interest with respect to the Old Notes and reduced by the amount of any consent fee received. The maturity utilized for this purpose should be the maturity generally assumed for U.S. Federal income tax purposes, which should be January 15, 2013, the first date on which holders can require us to repurchase the Notes for cash. As computed in this manner, the annual yield of the New Notes following the adoption of the Proposed Amendment would vary with respect to the annual yield of the Old Notes prior to the adoption of the Proposed Amendment by more than the greater of five percent or twenty five basis points, and thus the payment of the consent fee will result in a significant modification resulting in a Deemed Exchange of the Old Notes for New Notes for U.S. Federal income tax purposes.”

(b) The section of the Original Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences—U.S. Holders—Effects of Significant Modification” is amended and supplemented by replacing such section in its entirety with the following:

“Effects of Significant Modification. As described under “Receipt of Consent Fee” above, a Consents Only Holder will be deemed to engage in a Deemed Exchange. Accordingly, a U.S. Holder that is a Consents Only Holder will recognize gain or loss in an amount equal to the difference, if any, between the holder’s adjusted tax basis in each of its Old Notes and the issue price of each of the corresponding New Notes deemed received therefor. The issue price of the New Notes should generally either be the stated principal amount of the New Notes if they are not publicly traded (and the Old Notes are also not publicly traded) or the fair market value on the issue date for such New Notes if they are publicly traded. We believe that both the New Notes and the Old Notes will not be publicly traded for these purposes, and that the issue price of the New Notes will thus be the stated principal amount of the New Notes (which will likely significantly exceed the fair market value of the New Notes).

“A U.S. Holder’s initial tax basis in each of the New Notes should thus be the stated principal amount of such New Notes and the U.S. Holder’s holding period with respect to the New Notes will not include the U.S. Holder’s holding period with respect to the corresponding original Notes “surrendered” in the Deemed Exchange. Gain or loss recognized by a U.S. Holder in a Deemed Exchange will be treated as described under “—U.S. Holders that are Tendering Holders—Sale of Notes Pursuant to the Offer.”

“To the extent that the Proposed Amendment results in a significant modification under the rules described in the foregoing paragraphs for all U.S. Holders that are not Tendering Holders, the treatment of the Deemed Exchange to such holders will be as described above in the preceding two paragraphs.

“Because the receipt of the consent fee will result in a taxable exchange of the Notes for U.S. Federal income tax purposes for Consents Only Holders and we believe that the Proposed Amendment should not result in a taxable exchange for holders that do not receive the consent fee, Consents Only Holders should not have any original issue discount on their Notes after the deemed exchange, whereas the original issue discount on Notes held by holders that do not receive the consent fee should remain the same. We therefore intend to treat the Notes as no longer being fungible for U.S. Federal income tax purposes and will issue a new CUSIP number to Consents Only Holders. The issuance of a new CUSIP number with respect to Notes held by Consents Only Holders could significantly further diminish any trading market for those Notes or for the Notes held by those who do not tender or deliver Consents. See “Limited Trading Market for Notes Not Purchased in the Offer.”

“Holders are urged to consult their tax advisors regarding the possibility that the Proposed Amendment or the receipt of the consent fee constitutes a significant modification of the Notes.”

(c) The section of the Original Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences—U.S. Holders—Alternative Treatment” is amended and supplemented by replacing such section in its entirety with the following:

“Alternative Treatment. As discussed in the Offering Memorandum, dated June 12, 2007, and the Offering Memorandum, dated June 22, 2007, for the Notes, it is possible that the IRS could assert that the Notes should be treated as “contingent payment debt instruments” for U.S. Federal income tax purposes in light of the potential for certain adjustments of the exchange rate that could be treated as interest income. If the Notes were to be treated as contingent payment debt instruments, then the treatment to a U.S. Holder of the sale of the Notes pursuant to the Offer or of a Deemed Exchange if the Proposed Amendment or the

receipt of the consent fee causes a significant modification would be the same as described above, except that (i) a U.S. Holder’s tax basis in the Notes would be calculated under special rules applicable to contingent payment debt obligations, (ii) any gain recognized upon such sale would be treated as ordinary income without regard to whether the Notes have market discount and (iii) special rules would apply if the Notes have market discount or bond premium. U.S. Holders should consult their tax advisors regarding the possible treatment of the Notes as contingent payment debt instruments.”

(d) The section of the Original Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences—Non-U.S. Holders—Non-U.S. Holders that are Tendering Holders—Sale of Notes Pursuant to the Offer” is amended and supplemented by replacing the first paragraph of such section in its entirety with the following:

“Non-U.S. Holders that are Tendering Holders—Sale of Notes Pursuant to the Offer. Any gain realized by a Non-U.S. Holder on the receipt of the Total Tender Consideration (less the amount of the consent fee, which will be treated as described under “—Receipt of Consent Fee”) in exchange for the Notes generally will not be subject to U.S. Federal income tax, unless (i) that gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met or (iii) the Notes constitute “U.S. real property interests” within the meaning of the Foreign Investment in Real Property Tax Act (i.e., “FIRPTA”).”

(e) The section of the Original Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences—Non-U.S. Holders—Non-U.S. Holders that are not Tendering Holders” is amended and supplemented by replacing such section in its entirety with the following:

“Non-U.S. Holders that are not Tendering Holders. If the Proposed Amendment or receipt of the consent fee results in a “significant modification” for the reasons described above in “U.S. Holders—U.S. Holders that are not Tendering Holders,” then any gain recognized by the non-tendering Non-U.S. Holder upon the resulting Deemed Exchange would only be subject to tax to the extent described above in “Non-U.S. Holders that are Tendering Holders—Sale of Notes Pursuant to the Offer.””

6. Letter of Transmittal.

The Letter of Transmittal is amended by deleting the text appearing in the box on page 2 thereof and replacing it with the following:

“A holder of Notes has the following three options in connection with the Offer:

1.	tender any or all of its Notes for a cash purchase price equal to $700 per $1,000 principal amount of the Notes validly tendered and not validly withdrawn (which includes a consent fee of $15 per $1,000 principal amount of the Notes) (the “Total Tender Consideration”), plus accrued and unpaid interest to, but excluding, the date on which payment for purchased Notes is made;

2.	deliver only Consents related to any or all of its Notes for a cash consent fee equal to $15 per $1,000 principal amount of the Notes as to which a valid Consent is delivered and not revoked (the “Consents Only Consideration”); or

3.	not tender any of its Notes and not deliver Consents with respect to any of its Notes.”

The Depositary for the Offer is:

Global Bondholder Services Corporation

By Registered or Certified Mail, Hand or by Overnight Courier:

65 Broadway, Suite 723

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers: (212) 430-3774

Toll Free: (866) 857-2200

(For Eligible Institutions Only)

Facsimile: (212) 430-3775

Confirmation: (212) 430-3774

Any questions or requests for assistance may be directed to the dealer manager and solicitation agent or the information agent at the addresses and telephone numbers set forth below. Requests for additional copies of the Offer Documents may be directed to the information agent. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Global Bondholder Services Corporation

65 Broadway, Suite 723

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers: (212) 430-3774

Toll Free: (866) 857-2200

The Dealer Manager and Solicitation Agent for the Offer is:

Citi

390 Greenwich Street

New York, New York 10013

Attention: Liability Management Group

Toll Free: (800) 558-3745